Exhibit 99.1

NASDAQ: PBMD, ASX: PRR

JANUARY 2017 CORPORATE PRESENTATION

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the

Company’s filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Company Overview

• Biopharmaceutical company developing novel immunotherapeutic products for cancer and autoimmune diseases

• Deep expertise and understanding of the LAG-3 immune control mechanism:

Prof. Frédéric Triebel (Prima‘s CSO & CMO) discovered LAG-3 in 1990 and is a leading LAG-3 thought leader

LAG-3 plays a vital role in the regulation of T cell immune response and is one of the four primary checkpoint inhibitor targets

• Lead product candidate, IMP321 is in ongoing clinical development (Phase IIb + I studies)

IMP321 is an antigen presenting cell (APC) activator and fusion protein and is a soluble dimeric form of LAG-3

• Multiple industry partnerships including, GSK and Novartis

• Poised for meaningful news and data flow in 2017

Directors & Officers

Lucy Turnbull, AO, Non-executive Chairman

Businesswoman and philanthropist; previously on the boards of the Cancer Institute of NSW and Australian Technology Park

Albert Wong, Non-executive Deputy Chairman

Australian investment banker; several directorships

Marc Voigt, Executive Director & Chief Executive Officer

17+ years in leading positions in finance, venture capital and biotech industry

Prof. Frédéric Triebel, MD PhD, CSO & CMO/Immutep S.A.S.

Clinical haematologist, and PhD in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents

Pete A Meyers, Non-executive Director

CFO of Motif Bio; previous Co-Head of Global Health Care Investment Banking at Deutsche Bank

Russell J. Howard, PhD, Non-executive Director

Scientist entrepreneur; previously CEO of Maxygen & Oakbio, positions at NIH, DNAX, Affymax

Deanne Miller, General Counsel, Company Secretary & COO

Lawyer; previous positions at RBC Investor Services, Westpac, Macquarie and ASIC

LAG-3 As a Therapeutic Target

• LAG-3 is widely expressed on tumor infiltrating lymphocytes (TILs) and cytotoxic T cells ? Prime target for an immune checkpoint blocker (such as PD-1)

• Functionally similar to CTLA-4 (targeted by Yervoy®) and PD-1 (Keytruda®)

LAG-3/ MHC class II interaction    Positive

regulation

antigen

presenting cells

(APC) increase

in antigen

presentation to

cytotoxic CD8+ T

cells (primary

MoA)

Negative

regulation

LAG-3+ T cells

5     (Secondary MoA)

Targeting LAG-3 May Lead to Multiple Therapeutics in Numerous Indications

LAG-3 is an Important I-O Target

• In 1990 Prof. Triebel discovered LAG-3 and subsequently also discovered the LAG-3 ligand MHC class II and its importance in the immune system

• LAG-3 is the subject of 363 PubMed publications:

- 102 publications of LAG-3 in immune system

- 141 publications of LAG-3 in context of I-O

- 16 publications of promising pre-clinical data on LAG-3 and cancer immunotherapy1

• Multiple companies developing anti-LAG-3 mAb in pre-clinical and clinical studies (including Prima BioMed and partners)

• LAG-3‘s potential synergistic function with PD-1 and PD-L1 is very promising1:

“Simultaneous blockade of LAG-3 and PD-1 synergistically enhance T-cell activity and antitumor immunity in mouse models”2

1 He Y. et al. Lymphocyte-activation gene-3, an important immune checkpoint in cancer. Cancer Sci.

7 2016 Sep

2 Woo et al. Immune inhibitory molecules LAG-3 and PD-1 synergistically regulate T-cell function to promote tumoral immune escape. Cancer Res. 2012

Growing Interest in LAG-3

Overall understanding and appreciation of the importance of LAG-3‘s role in the immune system continues to grow

Trajectory of the PubMed articles on LAG-3 cancer is similar to that of PD-1 cancer

100

Pd-1 and Cancer Publications

952012—117

902013—211

852014—351

802015—685

2016—1014

75

70

65

60

55

50

45

40

35

30

25

20

15

10

5

0

19992003200720112015

Lag-3 CancerPd-1 Cancer

8    PubMed searches of “Lag-3 Cancer“ and “Pd-1 Cancer“ from January 1, 1999 – December 6, 2016

# Pipeline

## LAG-3 Technologies

### IMP321

| | Preclinical | Phase I | Phase IIa | Phase IIb | |
|---|---|---|---|---|---|
| Metastatic Breast Cancer | | | | | ***WW Prima***<br>(ex China: Eddingpharm)<br>Phase IIb trial began Oct 2015<br>MOA: APC activator following first-line chemotherapy |
| Proof of Concept Study in Metastatic Melanoma | | | | | ***WW Prima***<br>(ex China: Eddingpharm)<br>Phase I trial began Jan 2016<br>MOA: APC activator + PD-1 checkpoint inhibitor (i.e. KEYTRUDA) |

### IMP731

| | |
|---|---|
| Autoimmune Diseases | ***WW GSK***<br>Phase I trial began Jan 2015<br>MOA: LAG-3 depleting antibody |

### IMP701

| | |
|---|---|
| Cancer | ***WW Novartis***<br>Phase I trial began Aug 2015<br>MOA: LAG-3 antagonist antibody |

### IMP761

| | |
|---|---|
| Autoimmune Diseases | ***WW Prima***<br>MOA: LAG-3 agonist antibody |

## Autologous Dendritic Cell Therapy

### CVac™

| | |
|---|---|
| Ovarian Cancer | ***WW Sydys Corporation***<br>(ex Israel: Neopharm)<br>Phase IIb completed (CAN-003) |

9

LEAD PRODUCT IMP321

VLIMP321

VH    CLD4D3D2D1

CH1    Soluble LAG-3

Hinge

CH2

CH3

Human IgG1

Soluble recombinant form of LAG-3

Human fusion protein

Dimeric, very stable, high affinity for DC

Antigen presenting cell (APC) activator

11    • Unique and first-in-class

IMP321

Soluble dimeric recombinant form of LAG-3Ig (fusion protein)

IMP321 binds

to MHC class II

on monocytes

DC/ monocyte

activation

induced

?Leads to T cell

expansion and

proliferation

Highly efficacious in multiple animal models of cancer and infectious disease

Shown to be safe, non-immunogenic and efficacious in humans

12    (Clin Cancer Res. 2008 Jun 1;14(11):3545-54)

IMP321 – Potential Applications

Potential combination therapy strategies:

• Chemo-immunotherapy in various cancer indications Combination therapy with active agents such as

Taxanes (e.g. Paclitaxel), anthracyclines, alkylating agents, anti-metabolites, vincas…

• I-O combination in various cancer indications With PD-1, PDL-1 or CTLA-4 antagonists…

• Cancer vaccine

To locally stimulate the immune system

IMP321—CLINICAL DEVELOPMENT

IMP321 – Clinical Development

1. Chemo-immunotherapy:

• IMP321 in combination with paclitaxel (immunogenic chemotherapy) in metastatic breast cancer potentially pivotal trial in Europe ongoing (AIPAC)

2. I-O Combination:

• IMP321 in combination with pembrolizumab as a treatment for melanoma phase I dose escalation trial ongoing (TACTI-mel)

IMP321 in Metastatic Breast Cancer (MBC)

Potential Approval Pathway

Metastatic Breast Cancer

> 60 % of patients1

Sources: 1. Decision Resources 2010

Primary target population for IMP321 is HR+/HER2neu- MBC

o    After hormone therapy taxane/anthracycline based chemotherapy

o    Median PFS/OS at the start of chemotherapy is between 5-9

months/~24 months

ments in recent years

# IMP321 in MBC

## AIPAC (chemo-immunotherapy)

**AIPAC trial (phase IIb): Active Immunotherapy PAClitaxel, MBC patients, different EU countries**

Safety-run in, 15 (6+9) patients, 2 cohorts → Stage 2 → Arm 1, *113* patients: paclitaxel + IMP321 / Arm 2, *113* patients: paclitaxel + placebo → Phase IIb, multinational, randomized, double-blind → Run-in: recommended phase II dose (RP2D) Stage 2: Efficacy (PFS)

| | |
|---|---|
| **Primary Objective** | Run-In: Recommended phase II dose<br>Stage 2: Efficacy (PFS) of paclitaxel + IMP321 vs. paclitaxel + placebo |
| **Other Objectives** | Anti-tumour activity of IMP321, safety and tolerability of IMP321, pharmacokinetic and immunogenic properties of IMP321, quality of life |
| **Patient Population** | Advanced MBC indicated to receive first line chemotherapy with weekly paclitaxel |
| **Treatment** | Run-in: IMP321 (6 or 30 mg) + Paclitaxel<br>Arm 1: Paclitaxel + IMP321<br>Arm 2: Paclitaxel + Placebo |
| **Countries** | NL, BE, HU, UK → overall 30-35 sites in 5 -7 countries planned |

**Status report**

✓Safety run-in completed successfully

✓Both dose levels (6 + 30 mg) of IMP321 confirmed to be safe w/o DLTs by DEC at 30th Dec 2016

- Randomized phase to start early 2017
- Interim-data of safety run-in expected mid of 2017

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AIPAC – Initial Data

Safety as of Dec 2016:

•6 mg IMP321 + Paclitaxel (n=6):

No DLTs, well tolerated and safe; increase of CD8 T-cell and monocyte count after treatment with IMP321

•30 mg IMP321 + Paclitaxel (n=9)

No DLTs, well tolerated and safe; increase of CD8 T-cell and monocyte count after treatment with IMP321

IMP321    in MBC

Completed Studies—Efficacy

Efficacy results of a phase I trial of IMP321 + paclitaxel in MBC compared to historical paclitaxel monotherapy*

Clinical benefit: Only 10 % of IMP321 patients    A 50% response rate was observed in IMP321

progressed in contrast to more than 50% of    patients versus 25% in the historical control

patients in the historical control group    group receiving chemotherapy alone

IMP321 inMBC

Completed studies—Efficacy

Efficacy results of a phase I trial of IMP321 + paclitaxel in MBC “Late response effect“

120

    Clear evidence of immune(mm)D1

100D85

involvement    D170

Further tumor regression betweendiameters80

day 85 and day 170 which is not seentumor60

with chemo alone

of40

Such late responses are characteristicsum

of immunotherapyMean20

0

IMP321 in MBC

Completed studies –“Proof of principle”

`

Increased primary (monocytes and dendritic cells (DC)) and secondary target (Natural killer

(NK) cells and activated CD8 and memory CD8 T cells) cell counts

Sustained for ≥ 6 months (analyzed 13 days after the last injection and before the next

IMP321 injection)

# IMP321 MBC Market Opportunity

- **30%** of breast cancer patients are metastatic (at diagnosis or more frequently through recurrence)[1] and 2 out of 3 are HR positive[2]
- Metastatic breast cancer (MBC) patients have a **median survival** of **2-4 years**[3]
- **5-year relative survival rate** is only approximately **22%**[4,5]
- MBC currently remains almost **incurable**[6]
- In the U.S., **annual indirect cost to society** attributable to MBC for women under 65 was estimated to be **over US$ 572 million** including[7]:

| | |
|---|---|
| US$ 270 million | Premature deaths |
| US$ 253 million | Lost productivity |
| US$ 50 million | Caregiving |

The global breast cancer treatment market will reach **US$17.2 billion** by 2021.[8]



mBC Patients Breakdown by Receptor Status 9
HER2+
HER2-
HER2+, HR-
~10%
HER2+, HR+
~15%
TNBC
~15%
HER2-, HR+
~60%
ER/PR-
ER/PR+

Primary target patients

- HER2$^-$ HR$^+$ patient group is our primary target: currently only hormone therapy followed by chemotherapy is applied with limited outcome improvement[9]

Other fields will follow → label extension

1. O'Shaughnessy J. Extending survival with chemotherapy in metastatic breast cancer. The Oncologist. 2005
2. American Cancer Society. (2014). Hormone therapy for breast cancer. Breast Cancer. Accessed on September 30, 2014 from http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-treating-hormone-therapy.
3. Mosher, C. E., Johnson, C., Dickler, M., Norton, L., Massie, M. J., DuHamel, K. (2013). Living with metastatic breast cancer: A qualitative analysis of physical, psychological, and social sequelae. Breast J, 19, 3, 285-92.
4. http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-survival-by-stage
5. Madell, R. Metastatic breast cancer: Life expectancy and prognosis. Healthline. 2014 at http://www.healthline.com/health/breast-cancer/metastatic-prognosisF# Overview1.
6. American Cancer Society. (2013). Detailed Guide: Breast cancer. American Cancer Society. Accessed on September 6, 2014 at http://www.cancer.org/acs/groups/cid/documents/webcontent/003090-pdf.pdf.
7. Sorensen , S. V. et al. (2012). Incidence-Based Cost-Of-Illness model for metastatic breast cancer in the United States. International Journal of Technology Assessment in Health Care, 28, 1,http://dx.doi.org.proxy1.athensams.net/10.1017/S026646231100064X.
8. http://www.researchandmarkets.com/research/mg3gms/breast_cancer
9. Decision Resources 2010

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# IMP321 in Melanoma

## TACTI-mel (I-O combination)

**TACTI-mel trial: Two ACTive Immunotherapeutics in melanoma**

18 patients, 3 cohorts of 6 patients → IMP321 + anti-PD-1 (Keytruda®) → Phase I, multicenter, open label, dose escalation → Recommended phase II dose Safety and tolerability

| | |
|---|---|
| **Primary Objective** | Recommended dose for phase II (RP2D) with IMP321 + pembrolizumab<br><br>Safety + tolerability |
| **Other Objectives** | PK and PD of IMP321, response rate, time to next treatment, PFS |
| **Patient Population** | Unresectable or metastatic melanoma with asymptomatic or suboptimal response after 3 cycles of pembrolizumab |
| **Treatment** | 3 cohorts: 1/6/30 mg IMP321; s.c. q2w + pembrolizumab; starting with the 5th cycle of pembrolizumab |

**Status report**

- ✓First dose escalation (1 → 6 mg) successfully confirmed by DSMB in Dec 2016
- Start of cohort 2 (6 mg) in Jan 2017
- Enrolment completion expected in 2017


Australia

6 sites in Australia

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IMP321: COMPETITIVE LANDSCAPE

Competitive Landscape: APC Activators

• Agonist anti-CD40 mAb: in development with anti-PDL-1 antibody by F. Hoffmann-La Roche Ltd

Phase Ib, 135 patients with locally advanced and/or metastatic solid tumors, estimated completion in Dec. 2017

• Toll-Like Receptors

• Dynavax (DVAX) – TLR9 agonist SD101 (in trials with Keytruda)

• Immune Design (IMDZ) – TLR4 agonist

• Celgene (CELG) partnered with VentiRx (private) for TLR8 agonist

# LAG-3 Competitive Landscape
## (Blocking mAbs)

| Clinical Programs | | | | | | | Estimated | |
|---|---|---|---|---|---|---|---|---|
| Product Candid | Company | Condition | Combination | Phase | Status | Start Date | Enrollment | Study Completion |
| BMS 986016 | BMS | Glioblastoma; Gliosarcoma; Recurrent Brain | Nivolumab | 1 | Recruiting | August 2016 | 68 | December 2019 |
| BMS 986016 | BMS | Neoplasms by Site | Nivolumab | 1 | Recruiting | October 2013 | 360 | October 2019 |
| BMS 986016 | BMS | Hematologic Neoplasms | Nivolumab | 1/2a | Recruiting | February 2014 | 132 | January 2020 |
| BMS 986016 | BMS | Advanced Gastric Cancer | Nivo/ Ipi | 2 | Recruiting | November 2016 | 910 | November 2021 |
| BMS 986016 | BMS | Advanced Cancer | Nivo/ Ipi/ Dasatinib | 2 | Recruiting | May 2016 | 504 | April 2021 |
| BMS 986016 | BMS/Ono | Cancer | Nivolumab | 1 | Recruiting | November 2016 | 27 | July 2020 |
| BMS 986016 | BMS | Advanced Renal Cell Carcinoma | Nivo/ Ipi | 2 | Not Open | January 2017 | 650 | January 2022 |
| MK4280 | Merck & Co. Inc. | Advanced Cancer | Pembrolizumab | 1 | Recruiting | May 2016 | 70 | August 2020 |
| REGN3767 | Regeneron/ Sanofi | Malignancies | REGN2810 | 1 | Recruiting | November 2016 | 283 | July 2020 |
| GSK2831781 | GSK*/ Parexel | Psoriasis | --- | 1 | Recruiting | July 2014 | 67 | July 2018 |
| LAG525 | Novartis* | Advanced Solid Tumors | PDR001 | 1/2 | Recruiting | June 2015 | 416 | October 2016 |

| Preclinical Programs | | |
|---|---|---|
| Company (program) | Program | Condition |
| Agenus/ Incyte | | Cancer |
| Boehringer Ingelheim/ Sarah Cannon Research Institute | 754091(anti- PD-1) and BI 754111 (anti-LAG 3) | Cancer |
| Macrogenics | (MGD013) | Cancer |
| Peregrine Pharmaceuticals | | Cancer |
| RXi Pharmaceuticals/ MirImmune | | Cancer |
| Tesaro | (TSR-033) | Cancer |

* Prima partner

Sources: company websites, clinical trials.gov, Biomedtracker, Medtrack, Datamonitor, and sec.gov

As of January 3, 2017

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PARTNERED PROGRAMS

# IMP731 for Autoimmune Diseases

GSK's investigational product, GSK2831781, which is derived from IMP731 antibody, aims to kill the few activated LAG-$3^+$ T cells that are auto-reactive in autoimmune disease leading to long term disease control without generalized immune suppression

- GlaxoSmithKline holds exclusive WW rights to IMP731
- Jan 2015: Prima announced a single-digit million US$ milestone
- Up to £64m in total upfront and potential milestones + royalties
- Study completion date: April 2018 with 63 pts. (see http://www.gsk-clinicalstudyregister.com/study/200630#ps)
- GSK2831781 in Phase I trials with potential regulatory filing expected within 2021-2025 timeframe (See from slide 108 of GSK investor presentation, 11/03/15)
- European Patent grants with patent number 142210 in August 2016

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IMP701: Antagonist mAb for cancer

holds exclusive WW rights

IMP701 is an anti-LAG-3 mAb that blocks LAG-3-mediated

15: Start of Phase I study by Novartis

immune down-regulation

ent indications

ed study completion date is October

LAG-3 is a prime target for immune checkpoint

enrollment from 240 up to 416 pts.

blockade as it is readily expressed at a high level in

5 is used in combination with PD-1 in

many human tumors.

tumors

IMP761

IMP761: Key Properties

• IMP761: humanized IgG4 monoclonal antibody

• First ever agonist of LAG-3

• Pre clinical stage:

• In vitro: ?

• In vivo: during 2017

• Supposed MoA: temporarily switching off activated LAG-3+ T cells

IMP761:    adifferentMoA

POTENTIAL MILESTONES

Expected LAG-3 data (2017)

• IMP321

– AIPAC: immune monitoring and activity data (safety run-in phase), mid 2017

– TACTI-mel: further dose escalation, safety and activity data throughout 2017

• IMP761: preclinical data

• IMP701: program updates

• IMP731: program updates

# Corporate Snapshot

| | |
|---|---|
| Ticker symbol | PBMD (NASDAQ - ADRs)<br>PRR (Australian Securities Exchange) |
| Securities on issue* | 2.07 billion ordinary shares<br>77.38 million listed options @ A$0.20<br>6.3 million issued ADRs*** |
| Cash & Term Deposits** | ~A$16.57 million |
| Market Cap* | A$74.63 million (US$54 million) |
| Avg. Vol. (3 m)* | 1,122,580 ordinary shares on ASX<br>156,890 ADRs on NASDAQ |
| Grant Support: | Australian tax credit (43.5% of eligible R&D spent)<br>French tax credit (30% of eligible R&D spent) |

**Market references as of 2nd Jan 2017 summarizing listed securities on issue. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX.*
*** As of 31st of Dec 2016*
**** As of 28th December 2016 (i.e. the effective date of the announced ADR ratio change) each ADR represents 100 ordinary shares. Previously 1 ADR represented 30 ordinary shares.*

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NASDAQ: PBMD, ASX:    PRR

Thank you!